Exhibit (a)(1)(D)

Form of
Confirmation of Cancellation of Eligible Options and Promise to Grant New Options

To: [Employee Name]

From: Paul Folino

Date:

Re: Confirmation of Participation in the Offer to Exchange

     This is to confirm your participation in Emulex Corporation’s (“Emulex”) Offer to Exchange (the “Offer”). Terms not explicitly defined in this Confirmation will have the same definitions as used in the Offer. The eligible option(s) held by you that have been cancelled are identified below:

Option Number Option Type Option Price	Option Grant Date Shares Cancelled Option Cancel Date

     On or after August 26, 2004, subject to your continued employment with Emulex or one of its subsidiaries, Emulex will grant you a new option for the number of shares calculated in accordance with the following exchange ratios (rounded down to the nearest whole share):

•	For eligible options that have an exercise price per share greater than or equal to $30.04 and less than or equal to $49.75, the exchange ratio of shares underlying eligible options to shares underlying new options is equal to 1.25-to-1.

•	For eligible options that have an exercise price per share greater than or equal to $50.06 and less than or equal to $98.50, the exchange ratio of shares underlying eligible options to shares underlying new options is equal to 1.50-to-1.

•	For eligible options that have an exercise price per share greater than or equal to $102.00 and less than or equal to $109.03, the exchange ratio of shares underlying eligible options to shares underlying new options is equal to 1.75-to-1.

     The new options will have an exercise price equal to the closing price of our common stock as reported on the New York Stock Exchange on the date the new options are granted.

     If you have questions regarding the above, contact Kathy Cole via e-mail at kathy.cole@emulex.com or at (714) 885-3685.